

August 27, 2010

Mr. Suk-Chae Lee
Chief Executive Officer
KT Corporation
206 Jungja-dong
Bundang-ku, Sungnam, Gyunggi-do
463-711 Korea

> **Re:** **KT Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 1-14926**

Dear Mr. Lee:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

1. We refer to your discussion of operating results and note that you present an analysis of revenue by the type of service provided. In future filings, please revise your discussion of operating results to also include discussion and analysis of your operating results by reportable segment as presented on page F-88 in Note 35 of your financial statements. For example, you should discuss the reasons for the significant variations in gross margin for each segment for the periods presented. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director